 Opening doors to the future®

Exhibit 99.1

Press Release

DENVER, CO – October 29, 2025

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR, INC. ANNOUNCES THIRD QUARTER 2025 RESULTS
AND UPDATES FULL-YEAR 2025 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its third quarter 2025 results. Net Income, Funds from Operations ("FFO"), and FFO as Adjusted ("FFOA") per diluted share for the quarter ended September 30, 2025, are detailed below.

Metric	Quarter Ended September 30				
	3Q 2025 Actual	3Q 2025 Guidance	3Q 2024 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.12	$0.11 to $0.13	$0.06	$0.06	100%
FFO per diluted share	$0.62	$0.61 to $0.63	$0.60	$0.02	3%
FFOA per diluted share	$0.65	$0.62 to $0.64	$0.62	$0.03	5%

Same-Store ("SS") results for the third quarter 2025 versus the third quarter 2024 and the second quarter 2025 as well as year-to-date 2025 versus year-to-date 2024 are summarized below.

SS Growth / (Decline)	Year-Over-Year ("YOY"): 3Q 2025 vs. 3Q 2024	Sequential: 3Q 2025 vs. 2Q 2025	Year-to-Date (YTD) YOY: YTD 2025 vs. YTD 2024
Revenue	2.6%	1.0%	2.6%
Expense	3.1%	3.7%	2.7%
Net Operating Income ("NOI")	2.3%	(0.2)%	2.5%

During the third quarter, the Company,

- Received full repayment of its approximately $32.2 million preferred equity investment, inclusive of preferred return, in a stabilized 142-apartment home community located in the Los Angeles, CA MSA upon the sale of the community to a third-party investor.

- As previously announced, fully funded a $23.8 million preferred equity investment at a contractual return rate of 11.25 percent in a stabilized 350-apartment home community located in the Orlando, FL MSA as part of a recapitalization.

- Fully funded a $35.8 million preferred equity investment at a contractual return rate of 10.0 percent in a stabilized 400-apartment home community located in the Orange County, CA MSA as part of a recapitalization.

- Repurchased approximately 651 thousand shares of its common stock at a weighted average share price of $38.37 for total consideration of approximately $25.0 million. Furthermore, subsequent to quarter-end, the Company repurchased an additional 277 thousand shares of its common stock at a weighted average share price of $36.14 for total consideration of approximately $10.0 million.

- Extended the maturity date of its $350.0 million senior unsecured term loan from January 31, 2027, to January 31, 2029, with two 1-year extension options at a 10 basis point lower effective credit spread as compared to terms of the prior agreement. Concurrently, the Company entered into a swap agreement through October 1, 2027, for $175.0 million under the term loan at a fixed rate of 4.0 percent.

- Earned the distinction of being named a National Top Workplaces winner in the Real Estate Industry for the second consecutive year.

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Subsequent to quarter-end, the Company,

- Entered into an agreement to acquire a 406-apartment home community in suburban Metropolitan Washington, D.C., for approximately $147.0 million. The transaction is expected to close in the fourth quarter of 2025 and is expected to be funded with proceeds from planned dispositions.

- Appointed Richard B. Clark to its Board of Directors. Mr. Clark has over four decades of real estate investment and capital markets expertise, having served Brookfield Corporation in various senior leadership roles.

- Published its seventh annual Corporate Responsibility Report.

"Third quarter operational results and FFOA per diluted share exceeded our expectations and drove our second FFOA per share guidance raise of 2025," said Tom Toomey, UDR's Chairman, President and CEO. "Despite near-term macroeconomic uncertainties, the long-term fundamental outlook for apartments remains healthy and UDR has a history of delivering attractive results driven by our culture of innovation."

Outlook[1]

As shown in the table below, the Company has established the following guidance ranges for the fourth quarter of 2025, raised its previously provided full-year 2025 guidance ranges for Net Income and FFOA per diluted share, and updated its previously provided full-year 2025 guidance ranges for FFO per diluted share and Same-Store growth.

	3Q 2025 Actual	4Q 2025 Outlook	Prior Full-Year 2025 Outlook	Updated Full-Year 2025 Outlook	Full-Year 2025 Midpoint (Change)
Net Income per diluted share	$0.12	$0.13 to $0.15	$0.53 to $0.59	$0.57 to $0.59	$0.58 (+$0.02)
FFO per diluted share	$0.62	$0.63 to $0.65	$2.42 to $2.48	$2.44 to $2.46	$2.45 (unch)
FFOA per diluted share	$0.65	$0.63 to $0.65	$2.49 to $2.55	$2.53 to $2.55	$2.54 (+$0.02)
YOY Growth:					
SS Revenue	2.6%	N/A	1.75% to 3.25%	2.20% to 2.60%	2.40% (-0.10%)
SS Expense	3.1%	N/A	2.50% to 3.50%	2.40% to 3.10%	2.75% (-0.25%)
SS NOI	2.3%	N/A	1.50% to 3.00%	2.00% to 2.50%	2.25% (unch)

[1] Additional assumptions for the Company's fourth quarter and full-year 2025 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of GAAP Net Income per diluted share to FFO per diluted share and FFOA per diluted share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Operating Results

In the third quarter, total revenue increased by $11.7 million YOY, or 2.8 percent, to $431.9 million. This increase was primarily attributable to growth in revenue from Same-Store communities and completed developments, partially offset by declines in revenue from property dispositions.

"Same-Store revenue, expense, and NOI growth in the third quarter was stronger than consensus expectations," said Mike Lacy, UDR's Chief Operating Officer. "Occupancy remains strong in the mid-96 percent range, other income continues to grow in the mid-single-digit range, and expense growth is more moderate than our prior expectations. However, economic uncertainty, the continued lease-up of record-high levels of national new supply, and seasonal leasing trends have resulted in more moderate lease rate growth as we start the fourth quarter. Nevertheless, we continue to adjust our operating tactics to maximize revenue and NOI."

In the tables below, the Company has presented year-over-year, sequential, and year-to-date Same-Store results by region.

Summary of Same-Store Results in the Third Quarter 2025 versus the Third Quarter 2024

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	3.0%	4.3%	2.5%	31.4%	96.7%	0.5%
Mid-Atlantic	3.9%	4.0%	3.9%	21.0%	96.7%	0.3%
Northeast	3.9%	1.0%	5.5%	19.5%	96.8%	0.4%
Southeast	0.6%	2.2%	(0.2)%	13.2%	96.2%	0.3%
Southwest	(0.1)%	4.5%	(2.9)%	10.3%	96.9%	0.5%
Other Markets	1.1%	1.2%	1.1%	4.6%	96.2%	(0.4)%
Total	**2.6%**	**3.1%**	**2.3%**	**100.0%**	**96.6%**	**0.3%**

[1] Based on 3Q 2025 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.
[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in the Third Quarter 2025 versus the Second Quarter 2025

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	1.3%	6.1%	(0.4)%	31.4%	96.7%	(0.2)%
Mid-Atlantic	1.1%	4.2%	(0.3)%	21.0%	96.7%	(0.3)%
Northeast	2.1%	1.3%	2.4%	19.5%	96.8%	(0.4)%
Southeast	(0.2)%	0.9%	(0.6)%	13.2%	96.2%	(0.2)%
Southwest	0.0%	5.0%	(2.9)%	10.3%	96.9%	(0.1)%
Other Markets	0.4%	4.8%	(1.3)%	4.6%	96.2%	(0.2)%
Total	**1.0%**	**3.7%**	**(0.2)%**	**100.0%**	**96.6%**	**(0.3)%**

[1] Based on 3Q 2025 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.
[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results for YTD 2025 versus YTD 2024

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YTD YOY Change in Occupancy
West	3.0%	4.1%	2.6%	31.3%	96.9%	0.3%
Mid-Atlantic	4.4%	3.8%	4.7%	20.8%	97.1%	0.2%
Northeast	3.7%	3.1%	4.0%	19.3%	97.1%	0.2%
Southeast	0.2%	1.0%	(0.1)%	13.4%	96.5%	0.1%
Southwest	(0.4)%	0.4%	(0.8)%	10.5%	97.1%	0.6%
Other Markets	1.2%	0.5%	1.4%	4.7%	96.3%	(0.5)%
Total	**2.6%**	**2.7%**	**2.5%**	**100.0%**	**96.9%**	**0.2%**

[1] Based on YTD 2025 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.
[2] Weighted average Same-Store physical occupancy for YTD 2025.

Transactional Activity

Subsequent to quarter-end, the Company entered into an agreement to acquire a 406-apartment home community in suburban Metropolitan Washington, D.C., for approximately $147.0 million. The property is located directly across the street from an existing UDR apartment community, which the Company expects should drive operating efficiencies through its operating platform and initiatives. The transaction is expected to close in the fourth quarter of 2025.

Debt and Preferred Equity Program Activity

During the quarter, the Company,

- Received full repayment of its approximately $32.2 million preferred equity investment, inclusive of preferred return, in a stabilized 142-apartment home community located in the Los Angeles, CA MSA upon the sale of the community to a third-party investor.

- As previously announced, fully funded a $23.8 million preferred equity investment at a contractual return rate of 11.25 percent in a stabilized 350-apartment home community located in the Orlando, FL MSA as part of a recapitalization.

- Fully funded a $35.8 million preferred equity investment at a contractual return rate of 10.0 percent in a stabilized 400-apartment home community located in the Orange County, CA MSA as part of a recapitalization.

Capital Markets and Balance Sheet Activity

During the quarter and subsequent to quarter-end, the Company,

- Repurchased approximately 651 thousand shares of its common stock at a weighted average share price of $38.37 for total consideration of approximately $25.0 million during the three months ended September 30, 2025. Furthermore, subsequent to quarter-end, the Company repurchased an additional 277 thousand shares of its common stock at a weighted average share price of $36.14 for total consideration of approximately $10.0 million.

- Extended the maturity date of its $350.0 million senior unsecured term loan from January 31, 2027, to January 31, 2029, with two 1-year extension options. The effective credit spread applicable to the term loan is 10 basis points lower as compared to the terms of the prior agreement. Concurrent with the closing of the new term loan, the Company entered into a swap agreement through October 1, 2027, for $175.0 million at a fixed rate of 4.0 percent.

The Company's total indebtedness as of September 30, 2025, was $5.8 billion with only $485.9 million, or 8.9 percent of total consolidated debt, maturing through 2026, including principal amortization and excluding amounts on the Company's commercial paper program and working capital credit facility. As of September 30, 2025, the Company had approximately $1.0 billion in liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details regarding investment guidance.

In the table below, the Company has presented select balance sheet metrics for the quarter ended September 30, 2025, and the comparable prior year period.

Balance Sheet Metric	Quarter Ended September 30		
	3Q 2025	3Q 2024	Change
Weighted Average Interest Rate	3.4%	3.4%	0.0%
Weighted Average Years to Maturity	4.6	5.4	(0.8)
Consolidated Fixed Charge Coverage Ratio	4.9x	4.9x	0.0x
Consolidated Debt as a percentage of Total Assets	32.6%	32.9%	(0.3)%
Consolidated Net Debt-to-EBITDAre – adjusted for non-recurring items[1]	5.5x	5.6x	(0.1)x

(1) A reconciliation of GAAP Net Income per share to EBITDAre - adjusted for non-recurring items and GAAP Total Debt to Net Debt can be found on Attachment 4(C) of the Company's related quarterly Supplement.

Board of Directors
As previously announced, subsequent to quarter-end, the Company appointed Richard B. Clark to its Board of Directors. Mr. Clark has over four decades of real estate investment and capital markets experience, having served Brookfield Corporation in various senior leadership roles including Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners, and Brookfield Office Properties. Mr. Clark is an independent director and serves on UDR's Nominating & Governance Committee and Audit & Risk Management Committee. His appointment, which follows the departure of two long-tenured directors earlier in 2025, was executed under the Board of Directors' long-term succession plan with respect to director refreshment and expands the Company's Board to nine members.

Corporate Responsibility
As previously announced, during the quarter, the Company was named as a Top Workplaces winner in the Real Estate Industry for the second consecutive year. This distinction reflects the Company's ongoing commitment to fostering an innovative culture and engaging associate experience.

Also, as previously announced, subsequent to quarter-end, the Company published its seventh annual Corporate Responsibility Report, which details UDR's ongoing commitment to being a leader in corporate responsibility and a good partner to the communities we operate in.

Dividend
As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the third quarter 2025 in the amount of $0.43 per share, representing a 1.2 percent increase over the comparable period in 2024. The dividend will be paid in cash on October 31, 2025, to UDR common shareholders of record as of October 9, 2025. The third quarter 2025 dividend will represent the 212th consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Financial Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company, which is available on the Investor Relations section of the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on October 30, 2025, to discuss third quarter 2025 results as well as high-level views for 2025. The webcast will be available on the Investor Relations section of the Company's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through November 6, 2025, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13756388, when prompted for the passcode. A replay of the call will also be available on the Investor Relations section of the Company's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data
The full text of the earnings report and related quarterly Supplement will be available on the Investor Relations section of the Company's website at ir.udr.com.

Forward-Looking Statements
Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "outlook," "guidance," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions, government shutdowns, and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of September 30, 2025, UDR owned or had an ownership position in 60,535 apartment homes, including 300 apartment homes under development. For over 53 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.